Exhibit 99.1

AcuityAds Announces Voting Results of Annual Meeting of Shareholders

Toronto, ON, June 16, 2021 – AcuityAds Holdings Inc. (“AcuityAds” or the “Corporation”) (TSX:AT; NASDAQ:ATY), a technology leader that provides targeted digital media solutions enabling advertisers to connect intelligently with audiences across digital advertising channels, is pleased to announce that, at its annual meeting of shareholders (the “Meeting”) held earlier today, all director nominees were elected as directors of the Corporation, as follows:

Nominee	Votes “For”	% Votes For	Votes “Withheld”	% of Votes Withheld
Tal Hayek	14,523,829	99.961%	5,732	0.039%
Sheldon Pollack	13,912,576	95.754%	616,985	4.246%
Roger Dent	7,384,230	50.822%	7,145,331	49.178%
Igal Mayer	14,290,123	98.352%	239,438	1.648%
Yishay Waxman	14,290,058	98.352%	239,503	1.648%
Corey Ferengul	14,077,528	96.889%	452,033	3.111%
Elisabeth Donohue	14,519,257	99.929%	10,304	0.071%

In addition, the only other item of business at the Meeting, being the re-appointment of auditors of the Corporation, was also approved, as follows:

Appointment of Auditor
Votes “For”	% Votes For	Votes “Withheld”	% of Votes Withheld
23,869,762	99.828%	41,111	0.172%

About AcuityAds:

AcuityAds is a leading technology company that provides marketers a one-stop solution for omnichannel digital advertising with best-of-category return on advising spend. Its journey automation technology, illumin™, offers planning, buying and real-time intelligence from one platform. With proprietary Artificial Intelligence, illumin™ brings unique programmatic capabilities to close the gap between advertising planning and execution. The Company brings an integrated ecosystem of privacy-protected data, inventory, brand safety and fraud prevention partners, offering trusted solutions with proven, above benchmark outcomes for the most demanding marketers. AcuityAds is headquartered in Toronto with offices throughout Canada, the U.S., Europe and Latin America. For more information, visit AcuityAds.com.

For further information, please contact:

Tal Hayek Chief Executive Officer AcuityAds Holdings Inc. 416-218-9888 Tal.Hayek@acuityads.com	David Hanover Investor Relations – U.S. KCSA Strategic Communications 212-896-1220 DHanover@kcsa.com	Babak Pedram Investor Relations – Canada Virtus Advisory Group Inc. 416-644-5081 BPedram@virtusadvisory.com